UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

International Game Technology PLC Announces Partial Redemptions of
3.500% Senior Secured Euro Notes Due 2024 and 6.500% Senior Secured Dollar Notes Due 2025

 International Game Technology PLC (NYSE:IGT) ("IGT") today announced that it has exercised its right to redeem:

1.€188,000,000 of its €500,000,000 3.500% Senior Secured Notes due July 15, 2024 (Rule 144A: ISIN/Common Code XS1844998192/184499819 and Regulation S: ISIN/Common Code XS1844997970/184499797) (€300,041,000 of which are outstanding) (the "Euro Notes") on March 16, 2023 (the "Redemption Date") for a redemption price of 100% of the principal amount and a make-whole premium consistent with the terms of the indenture governing the Euro Notes, together with accrued and unpaid interest, and

2.$200,000,000 of its $1,100,000,000 6.500% Senior Secured Notes due February 15, 2025 (Rule 144A: ISIN/CUSIP US460599AC74/460599 AC7 and Regulation S: ISIN/CUSIP USG4863AAC20/G4863A AC2) ($699,999,000 of which are outstanding) (the "Dollar Notes") on the Redemption Date for a redemption price of $1,012.54087 per $1,000.00 of principal amount, together with accrued and unpaid interest.

Each redemption is conditioned on IGT's receipt of sufficient proceeds under its senior revolving credit facilities to complete such redemption.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Partial Redemptions of 3.500% Senior Secured Euro Notes Due 2024 and 6.500% Senior Secured Dollar Notes Due 2025,” dated February 28, 2023.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Partial Redemptions of 3.500% Senior Secured Euro Notes Due 2024 and 6.500% Senior Secured Dollar Notes Due 2025,” dated February 28, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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